Exhibit 99.1

PainReform Provides Regulatory Update on Second Part of its Phase 3 Clinical Trial of
PRF-110 in Patients Undergoing Bunionectomy Surgery

Tel Aviv, Israel – June 7, 2023 – PainReform Ltd. (Nasdaq: PRFX) ("PainReform" or the "Company"), a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics, today provided a regulatory update on the second part of its Phase 3 clinical trial of PRF-110 in patients undergoing bunionectomy surgery. The Company’s supplier of the API (active pharmaceutical ingredient) has received a deficiency notice from the FDA related to its Drug Master File (DMF). The DMF is the file on record with FDA representing the manufacturing process and facility for the production of the API. As a result, the second part of Phase 3 trial is expected to commence once the required information has been provided by the supplier to the FDA and the deficiency notice has been resolved. None of the issues raised relate to the Company’s PRF-110 product.

Ilan Hadar, Chief Executive Officer of PainReform, stated, “Although we encountered what will likely be a delay in starting the second part of the Phase 3 trial, we are working closely with our API supplier to ensure the matter is resolved in the most expedient manner possible. These circumstances were out of our control, but we believe our supplier is taking the necessary steps, which should enable us to commence the second part of the trial in as short a timeframe as possible. We look forward to providing near-term updates about the timeline as soon as practicable.”

“We do not believe that the deficiency noted has or would have any risk to patients. Moreover, it is important to note that Ropivacaine, the active drug used in PRF-110, has been shown to be a safe, well-tolerated, and well-characterized local anesthetic for many years. We are therefore confident of the safety and quality of our product and the outlook for this program. We believe PRF-110 holds tremendous promise and will ultimately contribute to a reduction in the frequency of opiate use following surgical procedures, thereby lessening the risk of opiate abuse disorder and ultimately saving lives.”

About PainReform

PainReform is a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics. PRF-110, the Company's lead product, is based on the local anesthetic ropivacaine, targeting the postoperative pain relief market. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended postoperative analgesia. The Company's proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates. For more information, please visit www.painreform.com.

Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements about our expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our ability to continue as a going concern, our history of losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110 and future product candidates;  the impact of the COVID-19 pandemic on our operations; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; and statements as to the impact of the political and security situation in Israel on our business. More detailed information about the risks and uncertainties affecting us is contained under the heading "Risk Factors" included in the Company's most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Ilan Hadar
Chief Executive Officer
PainReform Ltd.
Tel: +972-54-5331725
Email: ihadar@painreform.com